Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-153386) and related Prospectus of The Middleby Corporation for the registration of 1,668,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 29, 2008, with respect to the consolidated financial statements and schedule of TurboChef Technologies, Inc. and the effectiveness of internal control over financial reporting of TurboChef Technologies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
October 24, 2008